EXHIBIT 99.1

For Immediate Release
Contact:  Harvey Grossblatt, President
Universal Security Instruments, Inc.
410-363-3000, Ext. 224
or
Don Hunt, Jeff Lambert
Lambert, Edwards & Associates, Inc.
616-233-0500

Universal Security Instruments Announces Results for Fiscal Year

OWINGS MILLS, Md. June 23, 2009 - Universal Security Instruments, Inc. (NYSE Amex: UUU) today announced results for its fourth quarter and fiscal year ended March 31, 2009.

Universal reported fourth quarter income of $78,150, or $0.03 per basic and diluted share, on sales of $5,928,367.  Included in the results was income of $41,767 attributed to discontinued operations.  This compares to a net loss of $5,042,257 on sales of $6,677,293 for the comparable period of the previous year.  Included in last year’s results was a loss from discontinued operations of $5,079,848.  Continuing operations resulted in net income of $36,383, or $0.02 per basic and diluted share, compared to net income of $37,591, or $0.02 per basic and diluted share in the comparable quarter last year.  Included in the current year’s fourth quarter results is a charge to income of approximately $197,000 due to foreign currency exchange losses incurred by Universal’s Hong Kong joint venture.

For the 12 months ended March 31, 2009, sales were $26,097,596 versus $33,871,362 for the same period last year.  The Company reported net earnings of $4,865,357 or $1.97 per basic and $1.96 per diluted share versus a net loss of $5,568,914 or ($2.24) per basic and ($2.23) per diluted share for the same period last year.  Included in our March 31, 2009 results was a gain of $3,423,021 from discontinued operations versus a loss of $8,393,663 last year.

The Company has completed the Board-approved share repurchase program of July 2008, buying a total of 99,980 shares at an average cost of $3.71 per share. The Company’s book value as of March 31, 2009 has increased to $9.95 per share versus $7.81 as of March 31, 2008.

Sales at the Company’s USI ELECTRIC division continued to be adversely affected by the domestic housing market.  However, the Company said its focus on increasing market share in the retail channel has partially offset the weakness in new home sales.  “I am particularly proud of our team’s ability to maintain focus on efficiency, resulting in solid gross and operating margin performance on lower sales,” said Harvey Grossblatt, Chairman and CEO of Universal.

“Current economic conditions make it difficult to accurately forecast the recovery in the U.S housing market.  However, I am confident that we are below normalized demand.  When demand returns, we should have accelerated earnings growth. Additionally, the Company will be introducing a new line of smoke alarm sensor technology, as well as a new line of carbon monoxide alarms capable of detecting several types of gases. These products should be available later this fiscal year,” Mr. Grossblatt continued.

UNIVERSAL SECURITY INSTRUMENTS, INC. is a U.S.-based manufacturer (through its Hong Kong Joint Venture) and distributor of safety and security devices. Founded in 1969, the Company has a 40 year heritage of developing innovative and easy-to-install products, including smoke, fire and carbon monoxide alarms. For more information on Universal Security Instruments, visit our website at www.universalsecurity.com.

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995: Certain matters discussed in this news release may constitute forward-looking statements within the meaning of the federal securities laws that inherently include certain risks and uncertainties.  Actual results could differ materially from those projected in or contemplated by the forward-looking statements due to a number of factors, including, among other items, our and our Hong Kong Joint Venture's respective ability to maintain operating profitability, currency fluctuations, the impact of current and future laws and governmental regulations affecting us and our Hong Kong Joint Venture and other factors which may be identified from time to time in our Securities and Exchange Commission filings and other public announcements.  We do not undertake and specifically disclaim any obligation to update any forward-looking statements to reflect occurrence of anticipated or unanticipated events or circumstances after the date of such statements.  We will revise our outlook from time to time and frequently will not disclose such revisions publicly.

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11407 CRONHILL DRIVE, SUITE A • OWINGS MILLS, MARYLAND 21117, USA
 (410) 363-3000  •  www.universalsecurity.com

Universal/Page 2
UNIVERSAL SECURITY INSTRUMENTS, INC.
CONSOLIDATED STATEMENT OF INCOME

	(UNAUDITED)
	Three Months Ended March 31,
	2009	2008
Sales	$5,928,367	$6,677,293
Net income from continuing operations	36,383	37,591
Income per share from continuing operations:
Basic	0.02	0.02
Diluted	0.02	0.02
Gain (loss) from discontinued operations	41,767	(5,079,848)
Gain (loss) per share from discontinued operations:
Basic	0.02	(2.04)
Diluted	0.02	(2.04)
Net income (loss)	78,150	(5,042,257)
Net income (loss) per share – basic	0.03	(2.02)
Net income (loss) per share – diluted	0.03	(2.02)
Weighted average number of common shares outstanding
Basic	2,421,755	2,487,867
Diluted	2,423,323	2,487,867

	(AUDITED)
	Twelve Months Ended March 31,
	2009	2008
Sales	$26,097,596	$33,,871,362
Net income from continuing operations	1,442,336	2,824,749
Income per share from continuing operations:
Basic	0.58	1.14
Diluted	0.58	1.13
Gain (loss) from discontinued operations	3,423,021	(8,393,663)
Gain (loss) per share from discontinued operations:
Basic	1.39	(3.38)
Diluted	1.38	(3.35)
Net income (loss)	4,865,357	(5,568,914)
Net income (loss) per share – basic	1.97	(2.24)
Net income (loss) per share – diluted	1.96	(2.23)
Weighted average number of common shares outstanding
Basic	2,466,983	2,484,192
Diluted	2,471,807	2,502,017
CONSOLIDATED BALANCE SHEET
	March 31,
	2009	2008
ASSETS
Cash	$284,030	$3,863,784
Accounts receivable and amount due from factor	5,076,217	6,144,169
Inventory	8,997,231	5,357,488
Prepaid expenses	255,745	206,197
Current assets of discontinued operations	202,565	2,850,731
TOTAL CURRENT ASSETS	14,815,788	18,422,369
INVESTMENT IN HONG KONG JOINT VENTURE	10,550,373	9,986,579
PROPERTY, PLANT AND EQUIPMENT – NET	251,366	130,347
OTHER ASSETS AND DEFERRED TAX ASSET	2,160,151	1,929,622
TOTAL ASSETS	$27,777,678	$30,468,917
LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable and accrued expenses	$2.761,438	$2,465,292
Current liabilities of discontinued operations	202,565	7,823,450
Accrued liabilities	752,452	665,080
TOTAL CURRENT LIABILITIES	3,716,455	10,953,822
LONG TERM OBLIGATION	95,324	91,160
SHAREHOLDERS’ EQUITY
Common stock, $.01 par value per share; authorized 20,000,000 shares; issued and outstanding 2,408,220 and 2,487,867 shares at March 31, 2009 and March 31, 2008, respectively	24,083	24,879
Additional paid-in capital	13,186,436	13,453,378
Retained earnings	10,755,380	5,890,023
Other comprehensive income	-	55,655
TOTAL SHAREHOLDERS’ EQUITY	23,965,899	19,423,935
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$27,777,678	$30,468,917